EXHIBIT 10.56

AMENDED AND RESTATED EMPLOYMENT AGREEMENT

THIS AMENDED AND RESTATED EMPLOYMENT AGREEMENT (hereinafter "this Agreement") is made as of the 13th day of December, 2004 between Mediware Information Systems, Inc., (hereinafter "the Company") and Donnie L. Jackson (hereinafter "the Executive").

WHEREAS, the Executive and the Company previously entered into an Employment Agreement, dated as of August 1, 2000 (the "Original Agreement"), pursuant to which the Executive served as the Company's Vice President and General Manager for the Blood Bank Division; and

WHEREAS, the Executive ceased serving as the Company's Vice President and General Manager for the Blood Bank Division as of August 16, 2004; and

WHEREAS, the parties now wish to clarify the terms of the Executive's employment relationship with the Company and, in connection therewith, wish to amend and restate, in its entirety, the Original Agreement as set forth herein;

NOW, THEREFORE, in consideration of the foregoing and of the respective covenants and agreements herein set forth, the Company and the Executive hereby agree as follows:

      Employment. The Company hereby agrees to continue to employ the Executive, and the Executive hereby agrees to continue to serve the Company as an Advisor to the President and Chief Executive Officer of the Company. The Executive's primary work location shall be at 428 Sortwell Court, El Dorado Hills, California. The Executive agrees to perform such services customary to an advisory role as shall from time to time be assigned to him by the President and Chief Executive Officer. The Executive further agrees to use his best efforts to promote the interests of the Company and to devote his time and energies to the business and affairs of the Company. The parties further agree that provision of such advisory services shall not require Executive to travel outside the State of California in excess of twenty-five hours per month (excluding travel time).

      Term of Employment. The employment hereunder shall commence on the date hereof and end on August 1, 2005 (the "'Expiration Date"), unless terminated earlier pursuant to Paragraph 4 of this Agreement (the "Term of Employment").

      Compensation and Other Related Matters.

        Salary. As compensation for services rendered hereunder, the Executive shall receive a salary of $2,884.62 per week from the date hereof through December 31, 2004, and 1,250.00 per week thereafter through the Expiration Date, which salary shall be paid in accordance with the Company's then prevailing payroll practices for its salaried employees.

        Stock Options. The Executive shall retain all non-qualified options (the "'Options") to purchase shares of the Company's Common Stock, par value $.10 per share, (the "Stock") currently held by the Executive under the Company's Equity Incentive Plan. The Options shall continue to be subject to the terms of the 2001 Stock Option Plan and the Executive's Non-Qualified Stock Option Agreement dated as of August 1, 2002.

        Other Benefits. The fringe benefits, perquisites and other benefits of employment to be provided to the Executive shall be equivalent to such benefits and perquisites as are provided to other salaried employees of the Company, as amended from time to time, provided that if at any time during the term of this Agreement, the health and disability insurance benefits offered to a salaried employee differ from that offered generally to the senior executives, Executive shall be provided with the health and disability insurance benefits offered to a senior executive. Executive shall be paid out the balance of his vacation accrued through December 14, 2004, within fifteen (15) days of executing this Agreement. Thereafter, he shall not accrue vacation.

        Reimbursement. Subject to policies established from time to time by the Company, the Company shall reimburse the Executive for the reasonable expenses incurred by him in connection with the performance of his duties hereunder which are approved in advance, or which are incurred as a result of travel requested by the Company, for which the Executive shall account to the Company in a manner sufficient to conform to Internal Revenue Service requirements including, but not limited to, reimbursement for long distance telephone charges incurred in connection with telephone calls made on behalf of the Company.

      Termination. The Company shall be entitled to terminate the Executive's employment for "Cause" at any time immediately upon delivery of written notice. Termination by the Company of the employment of the Executive for "Cause" shall mean termination based upon (i) the willful and unreasonable failure by the Executive to follow directions communicated to him by the President and Chief Executive Officer; (ii) the willful engaging by the Executive in conduct which is materially injurious to the Company, monetarily or otherwise; (iii) a conviction of, a plea of nolo contendere, a guilty plea or confession by the Executive to an act of fraud, misappropriation or embezzlement or to a felony; (iv) the Executive's habitual drunkenness or use of illegal substances; (v) a material breach by the Executive of this Agreement; or (vi) an act of gross neglect or gross misconduct which the Company deems in good faith to be good and sufficient cause. The Employee shall have the right to terminate the Executive's employment without cause at any time upon ten (10) days prior written notice.

      Compensation Upon Termination or During Disability

        Disability. During any period that the Executive fails to perform his full-time duties with the Company for a three month period as a result of incapacity due to physical or mental illness (the "Disability Period"), the Executive shall continue to receive his salary at the rate set forth in Paragraph 3(a) of this Agreement, less any compensation payable to the Executive under the applicable disability insurance plan of the Company during the Disability Period, until this Agreement is terminated pursuant to Paragraph 4 hereof. Thereafter, or in the event the Executive's employment shall be terminated by reason of his death, the Executive's benefits shall be determined under the Company's insurance and other compensation programs then in effect in accordance with the terms of such programs and the Company shall have no further obligation to the Executive under this Agreement.

        Death. In the event of the Executive's death, the Executive's beneficiary shall be entitled to receive the Executive's salary at the rate set forth in Paragraph 3(a) of this Agreement until the date of his death. Thereafter, the Company shall have no further obligation to the Executive or the Executive's beneficiary under this Agreement.

        Cause. If the Executive's employment shall be terminated by the Company for "Cause" as defined in Paragraph 4 of this Agreement, the Company shall continue to pay the Executive his salary at the rate set forth in Paragraph 3(a) of this Agreement through the date of termination of the Executive's employment. Thereafter, the Company shall have no further obligation to the Executive under this Agreement.

        Termination Without Cause by the Executive. In the event the Executive terminates the Executive's employment with the Company pursuant to paragraph 4 of this Agreement without cause prior to the Expiration Date, the Company shall pay the Executive, as severance, the amount of salary the Executive would have earned had he remained employed by the Company through the Expiration Date. Such amount of severance shall be paid by the Company in lump sum, subject to all normal deductions including for FICA and state and federal income taxes, within fifteen (15) days of the effective date of the termination, subject to the Executive's reaffirmation of the post-employment covenants contained in this Agreement.

      Confidentiality and Restrictive Covenants.

        The Executive acknowledges that:

          the business in which the Company is engaged is intensely competitive and his employment by the Company has required and will require that he have continual access to and knowledge of confidential information of the Company, including, but not limited to, the nature and scope of its products, the object and source code offered, marketed or under development by the Company or under consideration by the Company for development, acquisition, or marketing by the Company and the documentation prepared or to be prepared for use by the Company (and the phrase "by the Company" shall include other vendors, licensees or and resellers and value-added resellers of the Company's products or proposed product) and the Company's plans for creation, acquisition, improvement or disposition of products or software, expansion plans, financial status and plans, products, improvements, formulas, designs or styles, method of distribution, lists of remarketing and value-added and other resellers customer lists and contact lists, product development plans, rules and regulations, personnel information and trade secrets of the Company, all of which are of vital importance to the success of the Company's business, provided that Confidential Information will not include information which has become publicly known otherwise than through a breach by Executive of the provisions of this Agreement (collectively, "Confidential Information");

          the direct or indirect disclosure of any Confidential Information would place the Company at a serious competitive disadvantage and would do serious damage, financial and otherwise, to the Company's business;

          by his training, experience and expertise, the Executive's services to the Company will be special and unique; and

          if the Executive leaves the Company's employ to work for a competitive business, in any capacity, it would cause the Company irreparable harm.

        Covenant Against Disclosure. The Executive therefore covenants and agrees that all Confidential Information relating to the business products and services of the Company, any subsidiary, affiliate, seller or reseller, value-added vendor or customer shall be and remain the sole property and confidential business information of the Company, free of any rights of the Executive. The Executive further agrees not to make any use of the confidential information except in the performance of his duties hereunder and not to disclose the information to third parties, without the prior written consent of the Company. The obligations of the Executive under this Paragraph 6 shall survive any termination of this Agreement. The Executive agrees that, upon any termination of his employment with the Company, all Confidential Information in his possession, directly or indirectly, that is in written or other tangible or readable form (together with all duplicates thereof) will forthwith be returned to the Company and will not be retained by the Executive or furnished to any third party, either by sample, facsimile, film, audio or video cassette, electronic data, verbal communication or any other means of communication.

        Non-competition. The Executive agrees that, during the Term of Employment and for a period of one (1) year following the date of termination of the Executive's employment with the Company, the Executive will not, directly or indirectly, own, manage, operate, control or participate in the ownership, management or control of, or be connected as an officer, employee, partner, director, or otherwise with, or have any financial interest in, or aid or assist anyone else in the conduct of, any entity or business which competes with any business conducted by the Company or any of its subsidiaries or affiliates, in the United States, Canada and the UK and any other area where such business is being conducted on the date the Executive's employment is terminated hereunder. Notwithstanding the foregoing, (i) the Executive's ownership of securities of a public company engaged in competition with the Company not in excess of five (5%) percent of any class of such securities shall not be considered a breach of the covenants set forth in this Paragraph 6, and (ii) the Executive may be employed by an entity or business which competes, directly or indirectly, with any of the businesses conducted by the Company other than the business of the Company's Blood Bank Division, commencing on December 14, 2005, and shall not be considered to be in breach of the covenants set forth in this Paragraph 6(c), provided that the Executive does not violate any of the other post-termination covenants of this Agreement.

        Further Covenant. Until the date which is one (1) year after the date of the termination of the Executive's employment hereunder for any reason, the Executive will not, directly or indirectly, take any of the following actions, and, to the extent the Executive owns, manages, operates, controls, is employed by or participates in the ownership, management, operation or control of, or is connected in any manner with, any business of the type and character engaged in and competitive with that conducted by the Company or any of its subsidiaries or affiliates during the period of the Executive's employment, the Executive will use his best efforts to ensure that such business does not take any of the following actions:

          persuade or attempt to persuade any customer of the Company or any seller, reseller or value-added vendor of the Company or of its products to cease doing business with the Company or any of its subsidiaries or affiliates, or to reduce the amount of business it does with the Company or any of its subsidiaries or affiliates;

          solicit for himself or any entity the business of (A) any customer of the Company or any of its subsidiaries or affiliates, or (B) any seller, reseller or-value-added vendor of the Company, or of its products, or (C) solicit any business from a customer which was a customer of the Company or any of its subsidiaries or affiliates within six months prior to the termination of the Executive's employment; and

          persuade or attempt to persuade any employee of the Company or any of its subsidiaries or affiliates or any individual who was an employee of the Company or any of its subsidiaries or affiliates, at any time during the six-month period prior to the Executive's termination of employment, to leave the employ of the Company or any of its subsidiaries or affiliates.

      Intellectual Property. The Executive hereby agrees that any and all (i) software, object code, source code, and documentation, (ii) any improvements, inventions, discoveries, formulae, processes, methods, know-how, confidential data, patents, trade secrets, (iii) Food and Drug Administrative ("FDA") applications seeking approval by the FDA, information contained in the Forms 510-k of the FDA and approvals from FDA, and (iv) other proprietary information made, developed or created by the Executive (whether at the request or suggestion of the Company or otherwise, whether alone or in conjunction with others, and whether during regular working hours of work or otherwise) during the period of his employment with the Company, which may be directly or indirectly useful in, or relate to, the business being carried out by the Company or any of its subsidiaries or affiliates, shall be promptly and fully disclosed by the Executive to the Board of Directors and shall be the Company's exclusive property as against the Executive, and the Executive shall promptly deliver to the Board of Directors of the Company all papers, drawings, models, data and other material relating to any invention made, developed or created by him as aforesaid.

      The Executive shall, upon the Company's request and without any payment therefor, execute any documents necessary or advisable in the opinion of the Company's counsel to direct issuance of patents, copyrights and FDA applications or approvals of the Company with respect to such inventions or work product or improvements or enhancements as are to be the Company's exclusive property as against the Executive under this Paragraph 7 or to vest in the Company title to such inventions as against the Executive, the expense of securing any such patent or copyright, to be borne by the Company.

      Representations by Employee. Employee agrees and represents that he shall conduct all of his responsibilities and duties hereunder on behalf of the Company in a manner that is consistent with, at all times, any confidentiality agreement, or similar agreement, he may have entered into with any prior employer or other entity, that he will not breach any such agreement and that he will not disclose to the Company or use in his capacity as an employee of the Company any confidential information or trade secrets of any prior employer.

      Breach by Employee. Both parties recognize that the services to be rendered under this Agreement by the Executive are special, unique and extraordinary in character, and that in the event of a breach by Employee of the terms and conditions of the Agreement to be performed by him, then the Company shall be entitled, if it so elects, to institute and prosecute proceedings in any court of competent jurisdiction, either in law or in equity, to enforce the specific performance thereof by the Executive. Without limiting the generality of the foregoing, the parties acknowledge that a breach by the Executive of his obligations under Paragraph 6 or 7 would cause the Company irreparable harm, that no adequate remedy at law would be available in respect thereof and that therefore the Company would be entitled to injunctive relief with respect thereto.

      Arbitration. Without precluding acting to obtain specific performance and/or injunctive relief pursuant to Paragraph 8 above, in the event of any dispute between the parties hereto arising out of or relating to this Agreement or the employment relationship, including, without limitation, any statutory claims of discrimination, between the Company and the Executive (except any dispute with respect to Paragraphs 6 and 7 hereof), such dispute shall be settled by arbitration in Nassau County or New York County, State of New York, or in Wyandotte County or the City of Kansas City, State of Kansas, in accordance with the National Rules for the Resolution of Employment Disputes then in effect of the American Arbitration Association. The parties hereto agree that the arbitral panel shall also be empowered to grant injunctive relief to a party, which may be included in any award. Judgment upon the award rendered, including injunctive relief, may be entered in any court having jurisdiction thereof. Notwithstanding anything herein to the contrary, if any dispute arises between the parties under Paragraphs 6 or 7, neither the Executive nor the Company shall be required to arbitrate such dispute or claim, but each party shall have the right to institute judicial proceedings in any court of competent jurisdiction with respect to such dispute or claim. If such judicial proceedings are instituted, the parties agree that such proceedings shall not be stayed or delayed pending the outcome of any arbitration proceeding hereunder.

      Miscellaneous.

        Successors; Binding Agreement. This Agreement and the obligations of the Company hereunder shall be binding on any successors, assignees or other entity or individual that acquires the Company and/ or it assets and all rights of the Executive hereunder shall inure to the benefit of the parties hereto and their respective heirs, personal representatives, successors and assigns, provided, however, that the duties of the Executive hereunder are personal to the Executive and may not be delegated or assigned by him.

        Notice. All notices of termination and other communications provided for in this Agreement shall be in writing and shall be deemed to have been duly given when delivered by hand, delivered by an express delivery (one day service), delivered by telefax and confirmed by express mail or one day express delivery service, or mailed by United States registered mail, return receipt requested, addressed as follows:

        If to the Company:

        Mediware Information Systems, Inc.
        11711 W. 79th Street
        Lenexa, Kansas 66214
        Attn: President and Chief Executive Officer
        Fax: (913) 307-1166

        If to the Executive:

        Donnie L. Jackson
        428 Sortwell Court
        El Dorado Hills, CA 95762
        Fax: (916)- 933-9507

        or to such other address as either party may designate by notice to the other, which notice shall be deemed to have been given upon receipt.

        Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the State of New York without regard to the conflict of law rules thereof.

        Waivers. The waiver of either party hereto of any right hereunder or of any failure to perform or breach by the other party hereto shall not be deemed a waiver of any other right hereunder or of any other failure or breach by the other party hereto, whether of the same or a similar nature or otherwise. No waiver shall be deemed to have occurred unless set forth in writing executed by or on behalf of the waiving party. No such written waiver shall be deemed a continuing waiver unless specifically stated therein, and each such waiver shall operate only as to the specific term or condition waived and shall not constitute a waiver of such term or condition for the future or as to any act other than that specifically waived.

        Validity. The invalidity or unenforceability of any provision of this Agreement shall not affect the validity or enforceability of any other provision of this Agreement, which shall otherwise remain in full force and effect. Moreover, if any one or more of the provisions contained in this Agreement is held to be excessively broad as to duration, scope or activity, such provisions shall be construed by limiting and reducing them so as to be enforceable to the maximum extent compatible with applicable law.

        Counterparts. This Agreement may be executed in several counterparts, each of which shall be deemed an original, but all of which shall constitute one and the same instrument.

        Entire Agreement. This Agreement sets forth the entire agreement and understanding of the parties in respect of the subject matter contained herein, and supersedes all prior agreements, promises, covenants, arrangements, communications, representations or warranties, whether oral or written, by any officer, employee or representative of either party in respect of said subject matter including, without limitation, the Original Agreement, except to the extent that any such matters are covered in the separate Indemnification Agreement executed by the parties on December 13, 2004 in conjunction with this Agreement.

        Headings Descriptive. The headings of the several paragraphs of this Agreement are inserted for convenience only and shall not in any way affect the meaning or construction of any of this Agreement.

        Capacity. The Executive represents and warrants that he is not a party to any agreement that would prohibit him from entering into this Agreement or performing fully his obligations hereunder.

IN WITNESS WHEREOF, the Company and the Executive have executed this Agreement as of the date first written above.

EXECUTIVE	MEDIWARE INFORMATION SYSTEMS, INC.

/s/ Donnie L. Jackson Donnie L. Jackson	By: /s/ George J. Barry Name: George J. Barry Title: President and Chief Executive Officer